

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 19, 2010

Room 4631

James S. Porter
Chief Financial Officer
Apogee Enterprises, Inc.
7900 Xerxes Avenue South – Suite 1800
Minneapolis, Minnesota 55431

> **Re:** **Apogee Enterprises, Inc.**
> **Definitive Proxy Statement filed May 12, 2009**
> **Form 10-K for the year ended February 28, 2009**
> **File No. 000-06365**

Dear Mr. Porter:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief